Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

 CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of March 31, 2010 and for the three months then ended and related notes included in this report and (2) our consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2009 and the other information contained in such Annual Report, particularly the information in Item 5- “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

	Three Months Ended March 31,
	2010	2009
Statement of Operations Data:
Revenues	100%	100%
Cost of revenues	85.7	129.4
Gross Profit (loss)	14.3	(29.4)

Research and development expenses, net	5.1	7.5
Marketing, general and administrative expenses	9.1	11.6
Operating profit (loss)	0.1	(48.5)

Financing expense, net	(29.7)	(1.7)
Other income, net	0.1	--
Income tax benefit (expense)	(2.3)	2.2
Loss for the period	(31.8)%	(48.0)%

Three Months Ended March 31, 2010 Compared to the Three Months Ended March 31, 2009

Revenue. Revenue for the three months ended March 31, 2010 amounted to $113.8 million compared to $58.1 million for the three months ended March 31, 2009. Such 96.0% increase in revenues is mainly due to higher shipments following the global increased demand in the semiconductor industry and specialty foundry business in the three months ended March 31, 2010 as compared to the same period in 2009 which was influenced by the worldwide economic downturn and due to our focus in specialty products and our specific product offering.

Cost of Total Revenues. Cost of total revenues for the three months ended March 31, 2010 amounted to $97.5 million, as compared to $75.1 million for the three months ended March 31, 2009. We achieved such modest increase of 29.7% in cost of total revenues as compared to the 96% revenues increase due primarily to the higher utilization of the manufacturing facilities and the cost reduction plan executed by the Company and synergies captured through the integration of Jazz Technologies ("Jazz").

Gross Profit (Loss). Gross profit for the three months ended March 31, 2010 was $16.3 million compared to a gross loss of $17.1 million for the three months ended March 31, 2009. We achieved such gross profit due to increased utilization and cost saving efforts described above.

Research and Development. Research and development expenses for the three months ended March 31, 2010 amounted to $5.9 million as compared to $4.4 million for the three months ended March 31, 2009. Research and development expenses increased mainly due to investments done to develop and design process flows and products implementing our specialty business model. However, as a percentage of revenues, research and development expenses decreased to 5.1% for the three months ended March 31, 2010 as compared to 7.5% for the three months ended March 31, 2009.

Marketing, General and Administrative Expenses. Marketing, general and administrative expenses for the three months ended March 31, 2010 amounted to $10.3 million as compared to $6.7 million for the three months ended March 31, 2009. Marketing, general and administrative expenses increased mainly due to higher sales commissions and sales related expenses (resulting from the revenue increase) as well as stock based compensation in regard to options grant. However, as a percentage of revenues, marketing, general and administrative expenses decreased to 9.1% for the three months ended March 31, 2010 as compared to 11.6% for the three months ended March 31, 2009.

Operating Profit (Loss). Operating profit for the three months ended March 31, 2010 was $0.2 million, compared to operating loss of $28.2 million for the three months ended March 31, 2009. Such $28.3 million improvement is mainly due to the higher gross profit partially offset by the higher operating expenses, as detailed above.

Financing Expenses, Net. Financing expenses, net for the three months ended March 31, 2010 were $33.8 million compared to financing expenses, net of $1.0 million for the three months ended March 31, 2009. Such increase was mainly due to measuring at fair value part of our convertible debentures and warrants which were influenced by the significant increase in market price of our tradable securities.

Income Tax benefit (expense).  Income tax expense resulting from Jazz's net income, amounted to $2.7 million in the three months ended March 31, 2010 as compared to income tax benefit of $1.3 million for the three months ended March 31, 2009. The increase in income tax expense is due to Jazz's operating income in the three months ended March 31, 2010 as compared to operating loss in the three months ended March 31, 2009. Jazz's effective tax rate for the three months ended March 31, 2010 differs from the statutory rate primarily due to the state full valuation allowances and the NOLs carry forward from previous years.

Loss. Loss for the three months ended March 31, 2010 was $36.2 million as compared to $27.9 million for the three months ended March 31, 2009. This increase is mainly attributed to the $32.8 million increase in financing expense, net and the $3.9 increase in income tax expense which was partially offset by the $28.3 increase in operating profit.

Impact of Inflation and Currency Fluctuations

The US Dollar costs of our operations in Israel are influenced by changes in the rate of inflation in Israel and the extent to which such changes are not offset by the change in valuation of the NIS in relation to the US Dollar. During the three months ended March 31, 2010, the exchange rate of the US Dollar in relation to the NIS decreased by 1.6% and the Israeli Consumer Price Index (“CPI”) decreased by 0.9% (during the three months ended March 31, 2009 there was an increase of 10.2% in the exchange rate of the US Dollar in relation to the NIS and a decrease of 0.1% in the CPI).

We believe that the rate of inflation in Israel did not have a material effect on our business to date. However, our US Dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the US Dollar.

Nearly the entire cash generated from our operations and from our financing and investing activities is denominated in US Dollar and NIS. Our expenses and costs are denominated in NIS, US Dollar, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

Liquidity and Capital Resources

As of March 31, 2010, we had an aggregate amount of $83.4 million in cash and cash equivalents, as compared to $81.8 million as of December 31, 2009.

During the three months ended March 31, 2010, we raised $12.5 million on account of shareholders' equity (for further details see Note 4D the unaudited condensed interim consolidated financial statements as of March 31, 2010), and generated a net amount of $7.9 million from our operating activities. These liquidity resources financed the capital investments we made during the three months ended March 31, 2010, which aggregated to an amount of $13.7 million and the repayment of loans in the amount of $5.2 million, mainly under Jazz credit line.

As of March 31, 2010, loans from banks were presented under GAAP in the amount of $177.8 million, of which $12.0 million are presented as short-term. As of such date, we presented an aggregate of $238.7 million of debentures in our balance sheet (under GAAP). See also Note 1B to the unaudited condensed interim consolidated financial statements as of March 31, 2010.